Exhibit 99.1

Global-E Reports Fourth Quarter and Full Year 2023 Results

PETAH-TIKVA, Israel, February 21st, 2024 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border ecommerce enablement, today announced financial results for the fourth quarter of 2023 and full year 2023 as well as outlook for the first quarter and the full year 2024.

“We are pleased with the record fourth quarter and full year results, delivering 45% annual growth in GMV, 39% growth in revenues, and 90% growth in Adjusted EBITDA, as well as crossing for the first time the milestone of $1B GMV in a single quarter. In addition, we continued to onboard many new clients across dozens of geographies and made major advances along all our strategic pillars,” said Amir Schlachet, CEO of Global-e. “Despite the volatility in consumer sentiment we witnessed in 2023 and the prevailing uncertainties in macro conditions entering 2024, we remain extremely optimistic regarding our long-term growth prospects and believe we are well positioned to continue on our path of durable and profitable growth in the coming years.”

Q4 2023 Financial Results

•	GMV[1] in the fourth quarter of 2023 was $1,189 million, an increase of 42% year over year

•	Revenue in the fourth quarter of 2023 was $185.4 million, an increase of 33% year over year, of which service fees revenue was $89.9 million and fulfillment services revenue was $95.5 million

•	Non-GAAP gross profit[2] in the fourth quarter of 2023 was $79.1 million, an increase of 37% year over year. GAAP gross profit in the fourth quarter of 2023 was $76.3 million

•	Non-GAAP gross margin[2] in the fourth quarter of 2023 was 42.7%, an increase of 140 basis points from 41.3% in the fourth quarter of 2022. GAAP gross margin in the fourth quarter of 2023 was 41.2%

•	Adjusted EBITDA[3] in the fourth quarter of 2023 was $35.2 million compared to $21.8 million in the fourth quarter of 2022, an increase of 62% year over year

•	Net loss in the fourth quarter of 2023 was $22.1 million

FY 2023 Financial Results

•	GMV[1] for the full year was $3,557 million, an increase of 45% year over year

•	Revenue for the full year was $569.9 million, an increase of 39% year over year, of which service fees revenue was $262.2 million and fulfillment services revenue was $307.7 million

•	Non-GAAP gross profit[2] for the full year was $244.8 million, an increase of 46% year over year. GAAP gross profit for the full year was $233.6 million

•	Non-GAAP gross margin[2] for the full year was 42.9%, an increase of 190 basis points from 41.1% in 2022. GAAP gross margin for the full year was 41.0%

•	Adjusted EBITDA[3] for the full year was $92.7 million compared to $48.7 million in 2022, an increase of 90% year over year

•	Net loss for the full year was $133.8 million

Recent Business Highlights

•	Throughout 2023 our existing merchant base continued to stay and grow with us, as reflected in our annual GDR rate of over 97% and NDR rate of 127%

•	Continued to launch with many more brands across geographies and verticals we operate in, including:

o	Glossier, EleVen by Venus Williams and Perfect Moment in the US

o	Whistles and the Harry Potter store by Warner Brothers in the UK

o	Mugler, a L’Oreal brand, Jean-Paul Gaultier and Ledger, a leading crypto wallet brand, in France

o	Zanerobe in Australia, Salt Murphy and Avec Amour in Hong Kong and Retouch in Japan

o	Launched the Swedish brand - Stellar Equipment , and our first Polish brand - God Save Queens

•
Continued to expand the scope of our business with existing merchants and merchant groups, including adidas, Nobull and The Kooples which added markets to be operated through Global-e, and Kylie Jenner who went live with another one of her brands - KHY

•
Introduced into production our new automated Customer Service Chatbot, based on Open-AI’s ChatGPT technology; automatically handled a significant portion of customer service workload over recent peak trading period

•	Strategic partnership with Shopify remains well on track, post Q4 agreement renewal:

o
Direct (3P) – migration of all our legacy install base onto the new native integration nearing completion; support for Shopify’s new Checkout Extensibility has gone into general availability since January 2024

o	Shopify Markets Pro (1P) - continue to see encouraging adoption rate post September launch in the US

Q1 2024 and Full Year Outlook

Global-e is introducing first quarter and full year guidance as follows:

	Q1 2024	FY 2024
(in millions)
GMV(1)	$875 - $915	$4,590 - $4,830
Revenue	$138.5 - $145	$731 - $771
Adjusted EBITDA (3)	$16 - $20	$121 - $137

1 Gross Merchandise Value (GMV) is a non-GAAP operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, February 21, 2024.

The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-877-704-4453
International Toll:	1-201-389-0920

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses the Non-GAAP measures in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. The Non-GAAP measures are used by our management to understand and evaluate our operating performance and trends.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non -GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements or information regarding Global-e’s expectations, operations, strategy and Global-e’s projected revenue and other future financial and operational results or other characterizations of future events or circumstances, including any underlying assumptions. These forward-looking statements may be identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; costs related to being a public company; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; impacts from the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-e Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer cross-border ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	December 31,
	2022	2023
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$165,033	$200,081
Short-term deposits	46,353	96,939
Accounts receivable, net	16,424	27,841
Prepaid expenses and other current assets	51,904	63,967
Marketable securities	16,813	20,403
Funds receivable, including cash in banks	78,125	111,232
Total current assets	374,652	520,463
Property and equipment, net	10,283	10,236
Operating lease right-of-use assets	19,718	23,052
Long term deposits	3,225	3,552
Deferred contract acquisition costs, noncurrent	1,825	2,668
Deferred tax assets	171	-
Other assets, noncurrent	3,739	4,078
Commercial agreement asset	282,963	192,721
Goodwill and other intangible assets	466,024	445,590
Total long-term assets	787,948	681,897
Total assets	$1,162,600	$1,202,360
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$52,220	$50,943
Accrued expenses and other current liabilities	75,990	107,306
Funds payable to Customers	78,125	111,232
Short term operating lease liabilities	3,245	4,031
Total current liabilities	209,580	273,512
Long-term liabilities:
Deferred tax liabilities	6,558	6,507
Long term operating lease liabilities	16,579	19,291
Other long-term liabilities	1,762	1,071
Total liabilities	$234,479	$300,381

Shareholders’ deficit:
Share capital and additional paid-in capital	1,253,093	1,360,250
Accumulated comprehensive income	(1,926)	(1,420)
Accumulated deficit	(323,046)	(456,851)
Total shareholders’ (deficit) equity	928,121	901,979
Total liabilities and shareholders’ equity	$1,162,600	$1,202,360

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2023	2022	2023
	(Unaudited)		(Audited)	(Unaudited)
Revenue	$139,865	$185,401	$409,049	$569,946
Cost of revenue	84,023	109,080	250,871	336,343
Gross profit	55,842	76,321	158,178	233,603

Operating expenses:
Research and development	23,698	25,169	81,206	97,568
Sales and marketing	52,592	58,756	206,100	217,035
General and administrative	14,659	15,451	60,196	56,059
Total operating expenses, net	90,949	99,376	347,502	370,662
Operating profit (loss)	(35,107)	(23,055)	(189,324)	(137,059)
Financial expenses (income), net	217	(5,010)	12,093	(5,262)
Loss before income taxes	(35,324)	(18,045)	(201,417)	(131,797)
Income tax (benefit) expenses	(6,853)	4,055	(6,012)	2,008
Net loss attributable to ordinary shareholders	$(28,471)	$(22,100)	$(195,405)	$(133,805)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.18)	$(0.13)	$(1.24)	$(0.81)
Basic and diluted weighted average ordinary shares	160,589,413	165,626,904	157,691,173	164,353,909

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2023	2022	2023
	(Unaudited)		(Audited)	(Unaudited)
Operating activities
Net profit (loss)	$(28,471)	$(22,100)	$(195,405)	$(133,805)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	570	489	1,585	1,788
Share-based compensation expense	9,112	12,180	38,909	44,960
Commercial agreement asset	37,433	37,433	149,047	150,451
Amortization of intangible assets	6,473	5,091	27,833	20,434
Unrealized loss (gain) on foreign currency	(3,451)	(3,011)	7,843	(1,901)
Changes in accrued interest and exchange rate on short-term deposits	(291)	72	(291)	(416)
Changes in accrued interest and exchange rate on long-term deposits	(214)	(144)	(931)	(255)
Accounts receivable	(4,731)	(14,390)	2,662	(11,417)
Prepaid expenses and other assets	(5,813)	61	(2,685)	(11,736)
Funds receivable	8,874	(9,038)	17,097	(11,074)
Long-term receivables	(1,734)	(1,497)	(1,279)	(339)
Funds payable to customers	7,517	40,817	17,736	33,107
Operating lease ROU assets	1,121	786	3,253	3,230
Deferred contract acquisition costs	(77)	(772)	(761)	(1,207)
Accounts payable	17,873	18,438	16,648	(1,277)
Accrued expenses and other liabilities	21,440	25,345	20,531	30,625
Deferred taxes	(7,999)	3,635	(8,178)	120
Operating lease liabilities	(369)	99	(4,359)	(3,067)
Impairment of marketable securities	11	-	73	-
Net cash generated by (used in) operating activities	57,273	93,494	89,328	108,222
Investing activities
Investment in marketable securities	-	(851)	(8,298)	(3,728)
Proceeds from marketable securities	200	-	8,110	671
Short-term investments, net	21,489	(8,932)	(4,078)	(50,169)
Purchases of long-term investments	-	(4)	-	(82)
Proceeds from long-term deposits	-	10	-	10
Purchases of property and equipment	(370)	(926)	(8,352)	(1,741)
Payments for business combinations, net of cash acquired	(7,519)	-	(317,483)	-
Net cash used in investing activities	13,800	(10,703)	(330,101)	(55,039)
Financing activities
Proceeds from exercise of Warrants to ordinary shares	15	-	73	22
Proceeds from exercise of share options	127	244	1,166	1,969
Net cash provided by financing activities	142	244	1,239	1,991
Exchange rate differences on balances of cash, cash equivalents and restricted cash	3,451	3,011	(7,843)	1,901
Net Increase (decrease) in cash, cash equivalents, and restricted cash	74,666	86,046	(247,377)	57,075
Cash and cash equivalents and restricted cash—beginning of period	136,856	182,551	458,899	211,522
Cash and cash equivalents and restricted cash—end of period	$211,522	$268,597	$211,522	$268,597

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Year Ended
	December 31,				December 31,
	2022		2023		2022		2023
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	839,460		1,189,467		2,450,224		3,557,444
Adjusted EBITDA (a)	21,755		35,178		48,703		92,735

Revenue by Category
Service fees	62,835	45%	89,936	49%	181,887	44%	262,255	46%
Fulfillment services	77,030	55%	95,465	51%	227,162	56%	307,692	54%
Total revenue	$139,865	100%	$185,401	100%	$409,049	100%	$569,946	100%

Revenue by merchant outbound region
United States	64,100	46%	94,887	51%	173,967	43%	285,619	50%
United Kingdom	48,069	34%	54,962	30%	146,562	36%	173,584	30%
European Union	23,453	17%	29,421	16%	78,491	19%	92,566	16%
Israel	458	0%	479	0%	1,357	0%	1,806	0%
Other	3,785	3%	5,652	3%	8,672	2%	16,371	3%
Total revenue	$139,865	100%	$185,401	100%	$409,049	100%	$569,946	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2023	2022	2023
	(Unaudited)
Gross Profit	55,842	76,321	158,178	233,603

Amortization of acquired intangibles included in cost of revenue	1,917	2,796	9,743	11,183
Non-GAAP gross profit	57,759	79,117	167,921	244,786

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Operating profit (loss)	(35,107)	(23,055)	(189,324)	(137,059)
(1) Stock-based compensation:
Cost of revenue	95	186	262	639
Research and development	5,855	6,962	21,970	26,266
Selling and marketing	665	1,238	3,877	4,259
General and administrative	2,497	3,794	12,800	13,796
Total stock-based compensation	9,112	12,180	38,909	44,960

(2) Depreciation and amortization	570	489	1,585	1,788

(3) Commercial agreement asset amortization	37,433	37,433	149,047	150,451

(4) Amortization of acquired intangibles	6,473	5,091	27,833	20,434

(5) Merger related contingent consideration	3,148	3,040	12,161	12,161

(6) Merger and acquisition related costs	126	-	8,492	-
Adjusted EBITDA	21,755	35,178	48,703	92,735